[OMNICELL LETTERHEAD]

October 30, 2006

VIA EDGAR

Kathleen Collins

Megan Akst

Tom Ferraro

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Omnicell, Inc.

Forms 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Forms 8-K, Filed July 20, 2006

File No. 000-33043

Ladies and Gentlemen:

In connection with the letter sent by Robert J. Brigham of Cooley Godward Kronish LLP on behalf of Omnicell, Inc. (the “Company”) dated October 27, 2006 and pursuant to the telephonic message received from Megan Akst of the Commission staff (the “Staff”) on October 30, 2006, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robin G. Seim

Robin G. Seim

Vice President of Finance and

Chief Financial Officer